SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2005

China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

This Form 6-K consists of: A clarification announcement made by China Petroleum & Chemical Corporation on January 11, 2005 in English.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 386)

Clarification Announcement

  This announcement is made by the Board in response to various press articles published in Hong Kong on
  11 January 2005 relating to the appointments of two new independent non-executive directors by
Sinopec Corp. and the details of the said appointments.

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") wishes to clarify that the contents of the press articles published in certain newspapers in Hong Kong on 11 January 2005 relating to the appointments of two new independent non-executive directors by Sinopec Corp. and the details of the said appointments (the "Press Articles") are inaccurate. The Board has not authorized any statement to be made to the press in relation to and is not aware of any statement made by any of its representatives to the press which could have formed the basis of the substance of the Press Articles. Shareholders of Sinopec Corp. and potential investors should exercise caution when dealing in the shares of Sinopec Corp.

This announcement is published pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 11th January 2005

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr. Cao Yaofeng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge Name: Chen Ge Title: Secretary to the Board of Directors

Date: January 11, 2005